Exhibit 99.1

Innoviz Reports Third-Quarter 2023 Results,
Delivering Strong Sequential and Year-Over-Year
Revenue Growth

Q3 2023 revenues exceeds guidance with 138% growth quarter-over-quarter and 297% growth year-over-year

Innoviz reiterates full year 2023 commercial and financial targets and expects another meaningful step-up in revenues in Q4 2023

TEL AVIV, Israel, November 8, 2023 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the third quarter ended September 30, 2023 and reiterated 2023 commercial and financial targets.

“With our transition from SOP preparation to steady state manufacturing advancing day by day, we are shifting even more of our focus towards winning the next rounds of series production awards,” said Omer Keilaf, Innoviz Co-Founder and CEO. “We continue to believe the LiDAR market will ultimately be a ‘winner takes most’ industry, and that the next few deals could provide us with additional momentum.”

Keilaf added, “While the tragic events that have taken place in Israel over the past month have affected us all on a personal level, our global business has continued to operate as planned. Our international manufacturing operations in Germany, the U.S. and Asia were unaffected, and operations at our Israeli headquarters quickly normalized, aided by detailed business continuity planning coupled with a tremendous level of determination and commitment from the Innoviz team. It is in these trying times that we lift our heads and persevere.”

Commercial and Strategic Updates

•
BMW Group series production unit shipments began in the third quarter of 2023 – the Company began shipping production units of its InnovizOne LiDAR sensor components to the BMW Group’s first generation program coupled with the final iteration of the perception software.

•
Shuttle program transitioned to six LiDAR configuration, from four, and continues progress towards SOP – the InnovizOne-based shuttle program has transitioned from a four-LiDAR configuration, with a LiDAR in each corner, to a six-LiDAR configuration, adding two side LiDARs capable of producing a wide field of view. The change highlights the flexibility of the platform and is expected to increase the total revenue content per vehicle available to Innoviz. The program continues to progress towards SOP.

•
August capital raise strengthened positioning heading into RFQ decision making – multiple RFQ programs progressed to various levels of testing, audits, and certification during the third quarter, with three programs moving to more advanced financial and operational audits. The strategic decision to raise capital strengthened the Company’s positioning in these processes and helped it progress towards the final stages for these programs. The Company continues to target adding two new OEMs to its customer lineup this year.

•
Growing non-recurring engineering (NRE) revenue contribution validates long-term strategy – incremental NRE revenue contribution in the third quarter of 2023 validated the Company’s strategy to transition to a Tier 1 automotive supplier and to pursue increasing amounts of pre-production NRE revenue. The Company believes NRE revenue will become a growing contributor to its medium-term financial profile.

•
Upgraded version of InnovizTwo B-Sample with new custom ASIC shipped to multiple customers and prospects – the Company unveiled a second iteration of its InnovizTwo sensor and software suite B-sample with its new and more powerful custom ASIC integrated. This latest B2.0 version unlocks new levels of accuracy, increased range, a broader field of view, and higher resolution. The increased performance and functionality are expected to further strengthen Innoviz’s positioning within its RFQ pipeline.

•
New light commercial vehicle program remains on a rapid development path – sample shipments for the new light commercial vehicle program announced Q1 2023 continued to grow in the quarter. The program remains on track for a mid-decade SOP and we expect test vehicles with multiple InnovizTwo LiDAR installed to be on public roads later this year.

•
Working towards additional growth opportunities with Volkswagen Group – the Company continues to work on securing additional vehicles and platforms within the Volkswagen Group, in addition to its initial 2022 series production award. The program continues to track towards a mid-decade SOP.

•
BMW Group Gen 2 program development continues – development continued on the InnovizTwo-based second generation LiDAR sensor and software suite for the BMW Group, including the all-new InnovizCore AI compute module and Minimum Risk Maneuver (MRM) software.

•
Examples of Innoviz technology expected to be on display at CES – Innoviz plans to display a Level 3 BMW 7 Series with an integrated InnovizOne LiDAR at its booth at the Consumer Electronics Show in Las Vegas this January. Investors interested in coordinating a booth visit are encouraged to reach out to Investors@innoviz-tech.com.

Third Quarter 2023 Financial Results

Revenues in Q3 2023 were $3.5 million, up 138% compared to revenues of $1.5 million in Q2 2023 and up 297% compared to revenues of $0.9 million in Q3 2022.  The 138% quarter-over-quarter increase in revenues was driven by strong growth in InnovizTwo unit sales, which increased 102% sequentially, coupled with incremental NRE revenue.  The year-over-year growth in revenues was a combination of higher sample shipments and higher NRE revenue, partially offset by lower production-level component pricing for the BMW first generation program.

Operating expenses in Q3 2023 were $27.8 million, a decrease of 11% compared to operating expenses of $31.3 million in Q3 2022. Operating expenses for Q3 2023 included $5.0 million of share-based compensation compared to $4.9 million of share-based compensation in Q3 2022. The year-over-year decrease in operating expense was driven primarily by $2.9 million of deferred NRE expenses, which will be matched to future NRE revenue and recognized as COGS.

Liquidity as of September 30, 2023 consisted of approximately $163.8 million in cash and cash equivalents, short term deposits, short term restricted cash and marketable securities.

2023 Financial Targets

The Company reiterated its outlook for full year 2023:
•	+1-3 additional programs with existing customers
•	+2 new series production awards with new customers
•	2023 revenues are expected to be in the range of $15-20 million (+150-230% YoY)
•	Q4 2023 revenues are expected to be in the range of $9-14 million (+470-790% YoY)
•	2023 Cash Collection from Customers is expected to be in the range of $20-30 million (+295-490% YoY)
•	2023 net new NRE bookings are expected to be in the range of $20-70 million (+80-530% YoY)

Conference Call

Innoviz management will hold a web conference today, November 8, 2023, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the third quarter ended September 30, 2023 and 2023 commercial and financial targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact (US)	Investor Contact (Israel)
Rob Moffatt	Maya Lustig
VP, Corporate Development & IR	Director, Investor Relations
Innoviz Technologies	Innoviz Technologies
Investors@innoviz-tech.com	Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s projected future operational and financial results, including Cash Collection from Customers, revenue and non-recurring engineering (NRE) bookings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Cash Collection from Customers” is cash received by the Company from revenues, advances and NRE bookings as described in the following sentence. “NRE (Non-recuring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenue, Cash Collection from Customers, and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$5,959	$4,449	$3,483	$878
Cost of revenues	(15,293)	(10,677)	(5,721)	(4,593)

Gross loss	(9,334)	(6,228)	(2,238)	(3,715)

Operating expenses:
Research and development	70,569	68,862	20,681	24,162
Sales and marketing	6,778	7,875	2,158	2,494
General and administrative	14,123	14,341	4,954	4,597

Total operating expenses	91,470	91,078	27,793	31,253

Operating loss	(100,804)	(97,306)	(30,031)	(34,968)

Financial income, net	8,321	4,852	3,054	812

Loss before taxes on income	(92,483)	(92,454)	(26,977)	(34,156)
Taxes on income	(520)	(97)	(52)	(49)

Net loss	$(93,003)	$(92,551)	$(27,029)	$(34,205)

Basic and diluted net loss per ordinary share	$(0.66)	$(0.69)	$(0.18)	$(0.25)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	141,494,442	134,939,362	151,201,336	135,602,409

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,782	$55,718
Short term restricted cash	51	236
Bank deposits	111,077	80,684
Marketable securities	15,458	41,681
Trade receivables, net	4,872	1,762
Inventory	4,838	4,236
Prepaid expenses and other current assets	5,444	3,236
Total current assets	171,522	187,553

LONG-TERM ASSETS:
Marketable securities	7,390	7,840
Restricted deposits	2,457	2,543
Property and equipment, net	29,080	30,489
Operating lease right-of-use assets, net	26,069	26,927
Other long-term assets	81	81
Total long-term assets	65,077	67,880

Total assets	$236,599	$255,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$7,006	$8,367
Advances from customers and deferred revenues	4,596	4,082
Employees and payroll accruals	8,717	8,693
Accrued expenses and other current liabilities	6,971	7,572
Operating lease liabilities	3,857	3,720
Total current liabilities	31,147	32,434

LONG-TERM LIABILITIES:
Advances from customers and deferred revenues	121	61
Operating lease liabilities	27,643	30,201
Warrants liability	368	720
Total long-term liabilities	28,132	30,982

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	782,157	703,851
Accumulated deficit	(604,837)	(511,834)
Total shareholders’ equity	177,320	192,017

Total liabilities and shareholders’ equity	$236,599	$255,433

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(93,003)	$(92,551)	$(27,029)	$(34,205)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,245	5,929	2,291	1,737
Remeasurement of warrants liability	(344)	(335)	(99)	454
Change in accrued interest on bank deposits	(342)	(567)	(797)	(322)
Change in marketable securities	(409)	844	(172)	137
Share-based compensation	15,826	14,097	5,383	4,932
Foreign exchange loss, net	447	1,421	382	201
Change in prepaid expenses and other assets	(441)	(289)	(1,455)	2,897
Change in trade receivables, net	(3,110)	(265)	(2,490)	297
Change in inventory	(602)	(452)	(254)	(57)
Changes in operating lease assets and liabilities, net	(1,563)	5,483	(1,765)	5,913
Change in trade payables	56	(381)	190	(441)
Change in accrued expenses and other liabilities	(544)	283	(654)	1,468
Change in employees and payroll accruals	(823)	882	(1,509)	1,440
Change in advances from customers and deferred revenues	574	334	377	91
Net cash used in operating activities	(79,033)	(65,567)	(27,601)	(15,458)
Cash flows from investing activities:
Purchase of property and equipment	(6,098)	(17,739)	(962)	(12,713)
Investment in bank deposits	(142,600)	(79,500)	(80,600)	(29,500)
Withdrawal of bank deposits	112,500	175,000	33,000	40,000
Increase in restricted deposits	(40)	(2,633)	-	(53)
Investment in marketable securities	(34,793)	(21,595)	(11,789)	(3,931)
Proceeds from sales and maturities of marketable securities	61,875	21,595	21,590	3,931
Net cash provided by (used in) investing activities	(9,156)	75,128	(38,761)	(2,266)
Cash flows from financing activities:
Issuance of ordinary shares, net of issuance cost	61,934	-	61,934	-
Proceeds from exercise of options	406	507	179	214
Net cash provided by financing activities	62,340	507	62,113	214
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(272)	(1,293)	(301)	(171)
Increase (decrease) in cash, cash equivalents and restricted cash	(26,121)	8,775	(4,550)	(17,681)
Cash, cash equivalents and restricted cash at the beginning of the period	55,954	24,541	34,383	50,997
Cash, cash equivalents and restricted cash at the end of the period	$29,833	$33,316	$29,833	$33,316